OPNET Acquisition
Industry Analyst Presentation
Filed by Riverbed Technology, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended
Subject Company: OPNET Technologies, Inc.
Commission File No. 000-30931

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed
Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.
Announcement Summary
Announcement of intent to purchase OPNET
•
APM leader – Gartner MQ top right
•
Established 1986 as NEOP(network engineering, operations and planning) vendor
•
673 employees,  HQ in Bethesda, MD
Offer details
•
$43 per share, $921mm EV, 15% Stock, 85% Cash
•
Expected to close late Q412
•
Expect acquisition to be accretive to non-GAAP earnings in 2013, with meaningful revenue and operating synergies in 2014
Integration plan
•
OPNET will become part of the Cascade business unit
•
OPNET leadership will play key roles in continuing to grow Cascade business
•
Over time back office, G&A and support functions may be combined with
Riverbed’s corporate teams

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed
Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.
Why Are We Acquiring OPNET?
Extend Cascade into high-growth APM and more than double TAM
Build on Cascade’s strong growth, execution and leadership in IT performance market
Adds immediate scale to Cascade business

attitudes
performance

Trust
Assured reliance
confidence or faith is
the truth, worth,
dependence on future
belief in the honesty,

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed
Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.
Customer Challenge – Network and Application Performance
Achieving these goals requires
Complete visibility into network and application topologies and dependencies
Intelligent planning of network capacity and application roll-outs
Real-time monitoring and reporting of application and network performance
Ability to detect, isolate and analyze performance problems fast with minimal staff
Sharing of information across multiple business and technical groups
High-Performance Networks
and Applications
No Surprises

riverbed

OPNET
Application and Network Performance™

riverbed

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed
Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.
Meeting Customer’s Needs – Full NPM & APM Features
Application
Dashboards
End-User Experience
Monitoring
Monitoring
& Alerting
Packet
Capture
Transaction
Tracing & Analysis
Application
Component Deep Dive
Monitoring
NetFlow
Reporting
Protocol, App
Analysis
NPM APM

riverbed
Cascade Profiler
riverbed
Cascade Gateway
riverbed
Cascade Pilot
riverbed
Cascade Shark
AppResponse xpert
AppSensor xpert
AppMapper xpert
AppInternals xpert
AppTransaction xpert

riverbed

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed
Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.
NPM APM
Cascade + OPNET – Meeting Customer’s Full Needs

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed
Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.
Cascade + OPNET – Full APM and NPM offering
Application-aware network troubleshooting and monitoring
Easy to use, shared tool  across several operations groups
Application and Network dashboards and reporting
Real-time monitoring and alerting
End user experience, server internals and code tracing
Integrated expert analysis
NPM
APM
Wide-ranging Network Visibility
Deep-Dive Application Analysis

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed
Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.
Forward Looking Statements
Forward Looking Statements
Additional Information and Where to Find It
In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC.  You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at
100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.
The exchange offer for the outstanding shares of OPNET referenced in this document has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET, nor is it a substitute for the registration statement and exchange offer materials that Riverbed and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer.  At the time the offer is commenced, Riverbed and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and OPNET will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the
Solicitation/Recommendation Statement will contain important information.  Holders of shares of OPNET are urged to read these documents when they become available because they will contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities.  The Prospectus/Offer to Exchange, the related Letter of
Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.  Free copies of these documents will be made available by
Riverbed by mail to Riverbed, 199 Fremont Street, San Francisco, CA 94105, Attention: Investor Relations.
This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger;
(iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger.  In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements.  Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed.  The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into
Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of
Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k)
difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission.  All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements.  Riverbed reserves the right to modify future business or product plans at any time.

9 Thank You